Exhibit 99.1

FCA enters into €6.3 billion credit facility with Intesa Sanpaolo, supporting the restart and transformation of Italy’s automotive sector

•	FCA Italian companies confirm commitment to implement extensive investment plan for Italy, most of which has already been initiated.

•	New initiatives include development of the new hybrid engine module at Termoli, which will equip the Jeep Renegade, Jeep Compass and Fiat 500X produced at Melfi.

FCA Italy S.p.A. ("FCA" or "the Company") - a wholly owned subsidiary of Fiat Chrysler Automobiles N.V. (NYSE:FCAU / MTA:FCA) - and other Italian companies in the FCA Group announce that they have signed a 3-year, €6.3 billion credit facility with Intesa Sanpaolo, Italy’s largest banking group, the proceeds of which will be dedicated exclusively to FCA’s activities in Italy and to support the more than 10,000 small and medium enterprises that make up the Italian automotive sector. The facility will be guaranteed by FCA N.V.

The facility will be 80% guaranteed by SACE, Italy’s Export Credit Agency, under the Italian Government’s Liquidity Decree (“Decreto Liquidità”), as overseen by the Ministry of Economy and Finance - MEF, and the Ministry of Economic Development - MISE. The funds under the facility will be available upon issuance of the SACE guarantee.

Under the facility’s innovative mechanism - which provides a potential model for assistance to other business sectors in Italy - all disbursements from the credit facility will be managed through dedicated accounts opened with Intesa Sanpaolo for the purpose of providing liquidity to FCA’s business in Italy and to its Italian suppliers, thereby supporting the restart of industrial production in Italy and the continuation of key investment projects at the Group’s Italian plants and suppliers.

The Italian automotive ecosystem is one of the country's globally recognized areas of strength, as well as being one of the largest areas of specialized industrial and commercial know-how in Europe. The sector is the largest investor in research and innovation in the country and, as such, fundamental to Italy’s future economic competitiveness in an era characterized by rapid technological change. The automotive sector accounts for approximately 6.2% of Italian GDP and some 7% of all manufacturing sector employment.

FCA Italy and the Italian companies of the FCA Group have confirmed their commitment to implement their extensive investment plan for Italy, most of which has already been initiated in plants nationwide, that is at the heart of the Italian automotive sector’s transformation towards a low emission, hybrid/electric-powered and connected future.

As part of that plan, FCA Italy recently started production of the all-new Fiat 500 electric in Turin and the Jeep Renegade and Jeep Compass plug-in hybrids in Melfi, and development has been completed and production is due to start for the all-new Maserati MC20 super sport car at the historic Modena plant.

Going forward, the Pomigliano plant will be prepared for production of the all-new Alfa Romeo C-UV, the Turin manufacturing hub for production of the all-new Maserati GranTurismo, GranCabrio (available also with electric propulsion), the Maserati Ghibli and Levante (including Hybrid versions), and the Cassino plant for production of the all-new Maserati D-UV.

In addition, new initiatives include development of the new GSE/MHEV (Mild Hybrid) engine module at Termoli, which will equip the Jeep Renegade, Jeep Compass and Fiat 500X produced at Melfi.

In Piedmont, significant investments have been initiated at the former Rivalta plant - for the construction of the Mopar brand's new parts distribution center - and at the Mirafiori complex, where FCA is to install Solar Power Production Units consisting of photovoltaic panels, a battery assembly center (Battery Hub) and has started the Vehicle-to-Grid pilot project, confirming its leading role in electrification at European level.

The principal production launches will be phased over 2020 and 2021, with all launches completed by 2022. This ambitious plan covers the product offering for all brands and manufacturing sites in Italy, including significant upgrades for powertrains.

The new credit facility forms part of FCA’s broader plan to support the safe restart of its Italian operations. This follows an unprecedented period in which rapid measures were taken to protect employees, families and communities during the Covid-19 emergency, and which resulted in a complete suspension of FCA’s industrial and commercial activities in Italy, with the inevitable impact on the entire automotive ecosystem in Italy.

Commenting on the agreement, Pietro Gorlier, FCA’s Chief Operating Officer for the EMEA region said: “Faced with an unprecedented crisis, this is an example of Italy coming together to safeguard a vital industrial ecosystem. The combined strengths of government, our nation’s largest bank and Fiat Chrysler Automobiles have been put to work to ensure the Italian automotive system as a whole can continue to play its role in the restart of Italy’s economy. 100% of the money this facility provides will be directed to our Italian business and so to the thousands of companies and hundreds of thousands of workers who depend on the successful relaunch of our entire sector as we continue a transformative shift to a new electric and hybrid powered future.”

About FCA Italy

FCA is Italy’s largest industrial group, directly employing 55,000 people at its 16 plants and 26 dedicated R&D sites. In addition, over 200,000 further jobs in highly-specialized Italian supplier businesses are directly linked to the successful continuity of the Company’s operations. A further 120,000 jobs at 12,000 enterprises of all sizes in the distribution and services sectors also support the Italian automotive industry. In addition, 40% of the €50 billion in annual revenues generated by the Italian automotive components sector is driven by supply to FCA.

Turin, 24 June 2020

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